SUPPLEMENT dated September 28, 2005 to Prospectus Supplement dated September 26, 2005 (to Prospectus dated August 22, 2005)

$686,700,000

(APPROXIMATE)

INDYMAC ABS, INC.

DEPOSITOR

IndyMac Banks

Seller and Master Servicer

HOME EQUITY MORTGAGE LOAN ASSET-BACKED TRUST,

SERIES INABS 2005-C

Issuer

The last two paragraphs on page S-43 are replaced in their entirety with the following two paragraphs:

Under the Interest Rate Swap Agreement, on each distribution date beginning April 25, 2006 through the distribution date in August 2009, the Supplemental Interest Trust will be obligated to pay to the Swap Provider a fixed amount for that distribution date, or the Fixed Swap Payment, equal to the product of (x) a fixed rate equal to 4.300% per annum, (y) the Notional Amount (as defined below) for that distribution date, and (z) a fraction, the numerator of which is 30 and the denominator of which is 360, and the Swap Provider will be obligated to pay to the Supplemental Interest Trust a floating amount for that distribution date, or the Floating Swap Payment, equal to the product of (x) One-Month LIBOR, as determined pursuant to the Interest Rate Swap Agreement, (y) the Notional Amount (as defined below) for that distribution date, and (z) a fraction, the numerator of which is equal to the number of days in the related calculation period as provided in the Interest Rate Swap Agreement and the denominator of which is 360. A net payment, referred to as a “Net Swap Payment”, will be required to be made on each such distribution date (a) by the Supplemental Interest Trust to the Swap Provider, to the extent that the Fixed Swap Payment for such distribution date exceeds the Floating Swap Payment for such distribution date, or (b) by the Swap Provider to the Supplemental Interest Trust, to the extent that the Floating Swap Payment for such distribution date exceeds the Fixed Swap Payment for such distribution date. On each distribution date on which the Supplemental Interest Trust is required to make a Net Swap Payment to the Swap Provider, the trust will be required to make a payment to the Supplemental Interest Trust in the same amount.

The notional amount with respect to the Interest Rate Swap Agreement and each distribution date will be the calculation amount specified in the table below for such distribution date (such amount, the “Notional Amount”). The Interest Rate Swap Agreement will terminate immediately following the distribution date in August 2009, unless terminated earlier upon the occurrence of a Swap Default, an Early Termination Event or an Additional Termination Event, each as defined below.

The second paragraph on page S-59 is replaced in its entirety with the following paragraph:

The trust fund will have the benefit of an interest rate cap agreement (the “Cap Contract”) between the trust fund and Bear Stearns Financial Products Inc. (the “Cap Contract Counterparty”), which is intended to reduce the interest rate risk to the offered certificates arising from the difference between One-Month LIBOR on which the pass-through rates on these certificates are based and the weighted average interest rate (minus the weighted average expense fee rate for the mortgage loans) on the mortgage loans. On each distribution date and with respect to the offered certificates, payments under the Cap Contract will be made based on an amount equal to the product of:

(i)            the excess (if any) of (x) the lesser of (A) One-Month LIBOR (as determined by the Cap Contract Counterparty) and (B) the Cap Contract Ceiling Rate for such distribution date over (y) the Cap Contract Strike Rate for such distribution date;

(ii)	the Cap Contract Notional Balance for such distribution date; and
(iii)	the actual number of days in the related Accrual Period, divided by 360.

UBS Investment Bank

(Lead Manager and Book-Runner)

RBS Greenwich Capital

(Co-Manager)